                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. )

                                 SynQuest, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    87160X100
                                 (CUSIP Number)

                                    COPY TO:

   Howard S. Rosenblum, Esq.                           Battery Ventures IV, L.P.
Testa, Hurwitz & Thibeault, LLP                           c/o Battery Ventures
        125 High Street                                    20 William Street
       Boston, MA 02110                                   Wellesley, MA 02481

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                November 15, 2002
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 2 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Battery Ventures IV, L.P., IRS Identification No. 04-3347858
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware limited partnership
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            00

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 2 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 3 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Battery Partners IV, LLC, IRS Identification No. 04-3347855
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware limited liability company
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            00

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 3 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 4 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Battery Investment Partners IV, LLC, IRS Identification No. 04-3352186
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
         N/A
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware limited liability company
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.      3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.      18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.      00

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 4 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 5 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Richard D. Frisbie
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            IN

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 5 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 6 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Oliver D. Curme
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            IN

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 6 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 7 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Thomas J. Crotty
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            IN

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 7 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 8 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Kenneth P. Lawler
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            IN

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 8 of 19 Pages

---------------------                                       --------------------
 CUSIP NO. 87160X100              SCHEDULE 13D               PAGE 9 OF 19 PAGES
---------------------                                       --------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Todd A. Dagres
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            IN

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 9 of 19 Pages

---------------------                                      ---------------------
 CUSIP NO. 87160X100              SCHEDULE 13D              PAGE 10 OF 19 PAGES
---------------------                                      ---------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Scott R. Tobin
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.                                                              (a) [X]/1/
                                                                (b) [_]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.    PURSUANT TO ITEM 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.   0 shares
     NUMBER OF
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   3,103,887 shares; 14,213,750 shares as member of group
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.   0 shares
    REPORTING
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  3,103,887 shares

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.            3,103,887 shares; 14,213,750 shares as member of group

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.   CERTAIN SHARES
               N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.            18.3% as Battery beneficial owners; 83.6% as member of a group

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.            IN

-------------------------------------------------------------------------------

----------------
     /1/Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

                               Page 10 of 19 Pages

Item 1.   Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock" or "SynQuest Common Stock") of SynQuest, Inc., a Georgia corporation (the "Issuer" or "SynQuest"). The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2.   Identity and Background.

(a) This Statement is filed by the following Reporting Persons: Battery Ventures IV, L.P. ("Battery Ventures"), Battery Partners IV, LLC ("Battery Partners"), Battery Investment Partners IV, LLC, ("BIP"), Richard D. Frisbie ("Frisbie"), Oliver D. Curme ("Curme"), Thomas J. Crotty ("Crotty"), Kenneth P. Lawler ("Lawler"), Todd A. Dagres ("Dagres") and Scott R. Tobin ("Tobin"). Frisbie, Curme, Crotty, Lawler and Dagres are the sole member managers of Battery Partners, the sole general partner of Battery Ventures. BIP invests alongside Battery Ventures in all investments made by Battery Ventures. Frisbie is the sole manager of BIP. Tobin is a member of Battery Partners and a director of the Issuer. In addition, Battery Ventures and BIP are parties to the Shareholders Agreement described in Item 6. The parties to the Shareholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Battery Ventures and BIP are sometimes hereinafter collectively referred to as "Battery".

(b) The address of the principal place of business of each of Battery Ventures, Battery Partners, BIP, Frisbie, Curme, Crotty, Lawler, Dagres and Tobin is c/o Battery Ventures, 20 William Street, Wellesley, Massachusetts 02481.

(c) The present principal business of Battery Ventures and BIP is to make equity investments. The principal business of Battery Partners is to act as the general partner of Battery Ventures. The principal occupations of Messrs. Frisbie, Curme, Crotty, Lawler, Dagres and Tobin are their activities on behalf of the above-described entities.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Frisbie, Curme, Crotty, Lawler, Dagres and Tobin are United States citizens. Battery Ventures is a limited partnership organized under the laws of the State of Delaware. Battery Partners and BIP are limited liability companies organized under the laws of the State of Delaware.


Item 3.   Source and Amount of Funds or Other Consideration.

     Battery acquired the Issuer securities through two transactions (1) Common Stock from the Viewlocity Merger (as defined below) and (2) Series A Preferred Stock, par value $.01 per share (the "Series A Preferred") from the Stock Purchase Agreement (as defined below).

     On August 30, 2002, SynQuest and Viewlocity, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Viewlocity was merged with and into SynQuest (the "Viewlocity Merger"). Under the terms of the Merger Agreement, the holders of Viewlocity's shares of

                              Page 11 of 19 Pages

     Series F Convertible Preferred Stock received an aggregate of 2,946,857 shares of Synquest Common Stock. The Viewlocity Merger closed on November 15, 2002 at which time (A) Battery Ventures owned 76,663,844 and (B) BIP owned 1,167,470 shares in Viewlocity Series F Convertible Preferred Stock, which converted into 693,329 and 10,558 shares of Synquest Common Stock, respectively.

     On September 20, 2002, SynQuest, Battery and certain other Investors (collectively, the "Investors") entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which SynQuest agreed to issue up to 13.2 million shares of Series A Preferred Stock (the "Series A Preferred"), for an aggregate investment of up to $33 million (the "Private Placement"). Under the terms of the Stock Purchase Agreement, (A) Battery Ventures agreed to purchase 2,364,000 shares and (B) BIP agreed to purchase 36,000 shares of Series A Preferred at a purchase price of $2.50 per share for an aggregate investment of $6 million. The closing of the sale under the Stock Purchase Agreement occurred on November 15, 2002 (the "Closing"). The working capital of Battery Ventures and BIP is the source of funds for the Stock Purchase Agreement. No part of the purchase was, is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     The details of the Stock Purchase Agreement and the Viewlocity Merger are described in greater detail in SynQuest's filings under the Exchange Act.

Item 4.   Purpose of Transaction.

     Battery Ventures and BIP acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Battery Ventures and BIP may dispose of or acquire additional securities of the Issuer. Except as set forth below, none of the Reporting Persons have any current plans or proposals which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

     The Private Placement and Viewlocity Merger has been deemed by the NASDAQ SmallCap Market to be a reverse merger under the Marketplace Rules. As a result, SynQuest was required to satisfy the initial listing requirements required by NASDAQ for such a transaction to remain listed on the NASDAQ SmallCap Market and since it could not meet those requirements its Common Stock has been delisted from the NASDAQ SmallCap Market.

Item 5.   Interest in Securities of the Issuer.

(a) As of November 15, 2002, Battery Ventures owns beneficially and of record 3,057,329 shares of Common Stock of the Issuer, on an as if converted basis, including 693,329 shares of Common Stock and 2,364,000 shares of Series A Preferred. BIP, which invests alongside Battery Ventures in all investments made by Battery Ventures, owns beneficially and of record 46,558 shares of Common Stock of the Issuer, on an as if converted basis, including 10,558 shares of Common Stock and 36,000 shares of Series A Preferred. Battery Ventures and BIP may each be deemed to own beneficially the shares of the Issuer held by the other. Hence, each of Battery Ventures and BIP may be deemed to own 3,103,887 shares of Common Stock of the Issuer, on an as if

                              Page 12 of 19 Pages
     converted basis (approximately 18.3% of the shares of the Issuer's Common Stock). Battery Partners, the sole general partner of Battery Ventures, may be deemed to own beneficially the shares of stock of the Issuer beneficially owned by Battery Ventures. Frisbie is the sole manager of BIP, Frisbie, Curme, Crotty, Lawler and Dagres are the sole member managers of Battery Partners and Tobin is a member of Battery Partners, and each therefore may be deemed to own beneficially the shares beneficially owned by BIP and Battery Ventures, respectively. Each of Battery Partners, BIP, Frisbie, Curme, Crotty, Lawler, Dagres and Tobin disclaims beneficial ownership of the shares held of record by Battery Ventures, except to the extent of their respective proportionate pecuniary interests therein. Each of Battery Ventures, Battery Partners, Frisbie, Curme, Crotty, Lawler, Dagres and Tobin disclaims beneficial ownership of the shares held of record by BIP, except to the extent of their respective proportionate pecuniary interests therein.

     As a member of a group in connection with the Shareholders Agreement, each of the Reporting Persons beneficially own 14,213,750 shares of the Issuer's Stock (approximately 83.6% of the shares of SynQuest Common Stock).

     The foregoing percentage were calculated based upon 17,000,482 shares of Common Stock outstanding, (including 2,946,797 shares of Common Stock currently outstanding, the 2,946,857 shares of Common Stock issued to Viewlocity Series F Preferred Stockholders at the time of the Viewlocity Merger, and the 11,106,828 shares of Series A Preferred issued pursuant to the Stock Purchase Agreement on an as converted basis).

(b)  Number of Shares as to which each such person has:

     (i) sole power to vote or direct the vote: 0 shares for each Reporting Person;

     (ii) shared power to vote or to direct the vote: 14,213,750 shares beneficially owned by the group for each Reporting Person;

     (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person;

     (iv) shared power to dispose or to direct the disposition of: 3,103,887 shares for each Reporting Person.

(c) On August 30, 2002, Synquest and Viewlocity entered into the Merger Agreement. In addition, on September 20, 2002, SynQuest and the Investors entered into the Stock Purchase Agreement and SynQuest, the Investors, North Bridge Venture Partners ("North Bridge"), Venrock Associates ("Venrock") and Lucent Ventures ("Lucent") entered into the Shareholders Agreement.

(d) Each of the Investors (excluding C.J. Simpson), North Bridge, Venrock and Lucent have the power to direct more than five percent of the class of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 3 and 4 for a description of the Stock Purchase Agreement and the Merger Agreement.

     The Merger Agreement provides that the holders of Viewlocity's Series F Preferred Stock, ("Viewlocity indemnifying stockholders"), will indemnify SynQuest against any loss resulting from or arising out of any breach of Viewlocity's representations and warranties regarding its capitalization. Of the shares of SynQuest Common Stock issued at closing, 147,343 shares were deposited with an escrow

                              Page 13 of 19 Pages
agent to secure the Viewlocity indemnifying stockholders' indemnification obligation. However, the Viewlocity indemnifying stockholders' indemnification obligation will be limited to claims made within 180 days after the Closing. If no claims for indemnity are made within the 180 day period, the shares of Common Stock held in escrow will be distributed on a pro rata basis to the Viewlocity indemnifying stockholders.

     The terms of the Series A Preferred are set forth in the articles of amendment to SynQuest's Third Amended and Restated Articles of Incorporation. The following is a summary of the terms of the Series A Preferred:

     o Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

     o SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

     o The Series A Preferred is convertible into Common Stock at any time at a ratio of one share of Common Stock for each share of Series A Preferred converted, subject to adjustments for stock splits and other customary events.

     o Except as described below, the Series A Preferred has priority over the Common Stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sale of all or substantially all of SynQuest's assets, or similar major corporate transactions (other than the merger and certain qualified public offerings) (collectively referred to as a "liquidation event"). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of Common Stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the Common Stock.

     o Generally, shares of Series A Preferred vote as one class with the Common Stock on an as-converted to common basis.

     o The initial conversion rate of Series A Preferred to Common Stock is one to one, subject to adjustment in specific circumstances. Shares of Series A Preferred are convertible to Common Stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to SynQuest Common Stock upon (i) a public offering of SynQuest Common Stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) SynQuest Common Stock attaining a $10.00 closing price for at least 100 of 120 consecutive trading days.

     o    The Series A Preferred is not redeemable.

     On September 20, 2002, SynQuest entered into an Amended and Restated Registration Rights Agreement ("Registration Rights Agreement") with the Investors, stockholders of Viewlocity who received shares of SynQuest Common Stock in the Viewlocity Merger, Warburg Pincus (SynQuest's majority shareholder), and North Bridge, Venrock and Lucent. This group of stockholders is referred to as the "registration rights holders." The Registration Rights Agreement governs the terms under which SynQuest has agreed to register the sale of the Common Stock to be issued to these holders. Holders of SynQuest Series A Preferred have registration rights only as to the shares of Common Stock underlying

                              Page 14 of 19 Pages
their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

     SynQuest has agreed to file a "shelf" registration statement within 180 days after the Closing for the purpose of registering resales of SynQuest Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable after such date. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of Common Stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the Closing.

     The Registration Rights Agreement grants additional registration rights, known as "piggyback" registration rights, to the Investors. The piggyback registration rights require SynQuest to give the Investors notice of SynQuest's intention to file registration statements covering its equity securities with the SEC. If the Investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

     o If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the Investors' Common Stock as is permitted to be included by the managing underwriter.

     o If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the Investors shall be excluded from the registration on a pro rata basis among the Investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

     o If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the Investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the Investors.

     SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require the registration rights holders to refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and
(iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of Common Stock pursuant to a registration statement.

     On September 20, 2002, SynQuest, North Bridge, Venrock, Lucent and the Investors in the Private Placement also entered into an Amended and Restated Shareholders Agreement ("Shareholders Agreement"), pursuant to which they agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge, (b) one member designated by Battery (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. On November 15, 2002, concurrently with the consummation of the Viewlocity Merger and the Private Placement, the Shareholders Agreement became effective and the following persons were elected as directors of the Issuer: William Geary, Scott R. Tobin, Jim Wilson, William Stuek and C. Jeffrey Simpson. The Shareholders Agreement also grants North Bridge, Venrock, Lucent and the Investors, a right of first

                              Page 15 of 19 Pages
refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a "qualified offering" (as defined in the Shareholders Agreement).

     The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest's securities are then listed, the audit committee of SynQuest's board of directors. For a period of two years following the date of the Shareholders Agreement, each Investor has agreed that if, upon the recommendation of SynQuest's board of directors, SynQuest makes a tender offer for outstanding shares of Common Stock using SynQuest's then-existing funds or additional funds invested by the Investors in SynQuest's other equity securities, the Investor will not tender any shares of SynQuest Common Stock, including any shares of Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

     Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, Battery and the Listed Persons (to the knowledge of Battery) presently have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Form of Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as ANNEX D to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K dated September 27, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Shareholders' Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as ANNEX G to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

                              Page 16 of 19 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2002               BATTERY VENTURES IV, L.P.

                                        By: BATTERY PARTNERS IV, LLC

                                        By: /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Member Manager

                                        BATTERY PARTNERS IV, LLC

                                        By: /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Member Manager

                                        BATTERY INVESTMENT PARTNERS IV, LLC

                                        By: /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Manager

                                            /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Richard D. Frisbie

                                                          *
                                            ------------------------------------
                                            Oliver D. Curme

                                                          *
                                            ------------------------------------
                                            Thomas J. Crotty

                                                          *
                                            ------------------------------------
                                            Kenneth P. Lawler

                                                          *
                                            ------------------------------------
                                            Todd A. Dagres

                                            /s/ Scott R. Tobin
                                            ------------------------------------
                                            Scott R. Tobin

*By: /s/ Richard D. Frisbie
     -----------------------------------------------

Name: Richard D. Frisbie
      ----------------------------------------------
      Attorney-in-Fact

--------------------------------------------------------------------------------
This Schedule 13D was executed by Richard D. Frisbie or Oliver D. Curme pursuant to Powers of Attorney which are incorporated herein by reference and copies of which are attached hereto as Exhibit II.

                                                                       EXHIBIT I

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to ownership by each of the undersigned of shares of Common Stock of SynQuest, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  November 25, 2002               BATTERY VENTURES IV, L.P.

                                        By: BATTERY PARTNERS IV, LLC

                                        By: /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Member Manager

                                        BATTERY PARTNERS IV, LLC

                                        By: /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Member Manager

                                        BATTERY INVESTMENT PARTNERS IV, LLC

                                        By: /s/ Richard D. Frisbie
                                            ------------------------------------
                                            Manager

                                        /s/ Richard D. Frisbie
                                        ----------------------------------------
                                        Richard D. Frisbie

                                                     *
                                        ----------------------------------------
                                        Oliver D. Curme

                                                     *
                                        ----------------------------------------
                                        Thomas J. Crotty

                                                     *
                                        ----------------------------------------
                                        Kenneth P. Lawler

                                                     *
                                        ----------------------------------------
                                        Todd A. Dagres

*By: /s/ Richard D. Frisbie
     -----------------------------------------------

Name: Richard D. Frisbie
      ---------------------------------------------
      Attorney-in-Fact

--------------------------------------------------------------------------------
This Agreement was executed by Richard D. Frisbie or Oliver D. Curme pursuant to Powers of Attorney which are incorporated herein by reference and copies of which are attached hereto as Exhibit II.

                                                                      EXHIBIT II

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Oliver D. Curme and Richard D. Frisbie, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and document that may be necessary, desirable or appropriate to be executed in his capacity as a general partner of ABF Partners, L.P., ABF Partners II, L.P., and Battery Partners III, L.P., or in his capacity as a member manager of Battery Partners IV, LLC, with respect to securities held by such signatory as a result of his relationship with any of the foregoing entities or with Battery Ventures, L.P., Battery Ventures II, L.P., Battery Ventures III, L.P. or Battery Ventures IV, L.P., pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 1997.

                                        /s/ Richard D. Frisbie
                                        ----------------------------------------
                                        Richard D. Frisbie

                                        /s/ Robert G. Barrett
                                        ----------------------------------------
                                        Robert G. Barrett

                                        /s/ Howard Anderson
                                        ----------------------------------------
                                        Howard Anderson

                                        /s/ Oliver D. Curme
                                        ----------------------------------------
                                        Oliver D. Curme

                                        /s/ Thomas J. Crotty
                                        ----------------------------------------
                                        Thomas J. Crotty

                                        /s/ Kenneth P. Lawler
                                        ----------------------------------------
                                        Kenneth P. Lawler

                                        /s/ Todd A. Dagres
                                        ----------------------------------------
                                        Todd A. Dagres